UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

Fundrise Growth eREIT V, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11000

Delaware	83-4250978
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. The consolidated financial statements included in this filing as of June 30, 2020 and for the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim consolidated statements of operations not misleading.

Business

Fundrise Growth eREIT V, LLC is a Delaware limited liability company formed on April 3, 2019 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities and other select real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Growth eREIT V”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT V, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period (the “Offering(s)”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and December 31, 2019, we had raised total gross offering proceeds of approximately $48.7 million and $39.2 million, respectively, from settled subscriptions (including $15,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,867,000 and 3,921,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2020, approximately $1.3 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until June 30, 2020, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be be adjusted at the beginning of each semiannual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semiannually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to the greater of (i) $10.00 per share or (ii) our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior semiannual period (“NAV per share”).

Below is the semiannual NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2020	$10.12	Form 1-U

Distributions

To qualify as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On July 30, 2020, we declared our first distribution to shareholders for the distribution period August 1, 2020 through August 31, 2020, which is expected to be paid within three weeks after September 30, 2020. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
08/01/2020 – 08/31/2020	0.0006849315		07/30/2020	10/21/2020	2.50%	Form 1-U
09/01/2020 – 10/01/2020	0.0000000000		N/A	N/A	N/A	N/A
Weighted Average	0.0003424658	(3)	-	-	1.25%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from August 1, 2020 through October 1, 2020.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on an ongoing basis for their investment in our shares. Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We have resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, and combined with the change in processing redemptions quarterly instead of monthly and increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased on the balance sheet from December 31, 2019 to June 30, 2020.

As of June 30, 2020, approximately 308,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from cash flow distributions from equity method investees, rent from real estate properties, and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

We did not substantially commence operations until October 10, 2019. Accordingly, for the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019, we had total net income (loss) of approximately $(1.4 million) and $0, respectively.

Revenue

Rental Income

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019, we earned rental income of approximately $2.0 million and $0, respectively from the operation of rental real estate properties. The increase in rental income is due to the commencement of operations in October 2019 and the acquisition of our first rental real estate property in March 2020.

Other Income

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019, we earned other income of approximately $142,000 and $0, respectively, which was primarily due to dividends earned from our money market investments. The increase in other income is due to the commencement of operations in October 2019.

Expenses

General and Administrative

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019, we incurred general and administrative expenses of approximately $252,000 and $0, respectively, which includes professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative expenses is due to the commencement of operations in October 2019.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019, we incurred asset management fees due to the Manager of approximately $199,000 and $0, respectively. The increase in the amount of asset management fees is due to the commencement of operations in October 2019 and the expiration of the fee waiver period. See Note 10, Related Party Arrangements for further information.

Property Operating and Maintenance

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019, we incurred property operating and maintenance expenses of approximately $734,000 and $0, respectively, which includes property taxes, utilities, repairs, and other operating costs. The increase in property operating and maintenance expense is due to the commencement of operations in October 2019 and the acquisition of our first rental real estate property in March 2020.

Depreciation and Amortization

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019, we incurred depreciation and amortization expenses of approximately $1.2 million and $0, respectively. The increase in depreciation and amortization expense is due to the commencement of operations in October 2019 and the acquisition of our first rental real estate property in March 2020.

Interest Expense

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019, we incurred interest expense of approximately $259,000 and $0, respectively. The increase in interest expense is due to the commencement of operations in October 2019 and the assumption of a mortgage payable as part of the acquisition of our first rental real estate property in March 2020.

Loss on Derivative Financial Instruments

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019, we had an unrealized loss on our derivative instrument of approximately $937,000 and $0, respectively. The increase in unrealized losses is due to the commencement of operations in October 2019 and the interest rate swap contract entered into in connection with our assumption of a mortgage payable as part of the acquisition of our first rental real estate property in March 2020.

Our Investments

As of June 30, 2020, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost	Projected Hold Period	Overview (Form 1-U)
B19 Controlled Subsidiary	Landover, MD	Unimproved Land	965,000	12/26/2019	$6,336,000	$52,800,000	10 years	Initial
C20 Controlled Subsidiary	Alexandria, VA	Mixed-Use	290,000	03/09/2020	$74,380,000	$-	5 years	Initial

As of June 30, 2020, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending, LLC.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we had deployed approximately $43.9 million in net capital for three investments and had approximately $4.6 million in cash and cash equivalents. As of June 30, 2020, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding unsecured Company level debt as of September 25, 2020 and June 30, 2020, respectively. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

The country has entered a period of a high degree of uncertainty and volatility as a result of the impact of the novel coronavirus (COVID-19). Although it is likely to mean a period of economic stress, broadly speaking, we believe the Fundrise Growth eREIT V is well-positioned to withstand potential economic shocks or slowdown in the economy.

Our largest asset, the C20 Controlled Subsidiary in Alexandria, VA, purchased in March 2020, has a mix of office and retail tenants with a large portion of tenants that receive the majority of their income from contracts with the federal government. Given the general stability of many of the current tenants, the relatively small portion of retail or consumer facing tenants (30%), and the low loan to cost of the senior loan (51%), we anticipate that the asset will be able to weather the period of social distancing associated with COVID-19. The other asset in the portfolio, the B19 Controlled Subsidiary in Landover, MD, was acquired without leverage, and we anticipate continuing to work to entitle the property for development over the next year. Historically, entitlement and permitting efforts have not been negatively impacted by economic downturns.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to maintain interest rates near zero for a number of years and continue to inject more liquidity into the market (similar to previous quantitative easing). Historically when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

There have been no real estate investments acquired by or repaid to the Company since June 30, 2020 through September 25, 2020.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2020	Beginning on July 1, 2020 the per share purchase price of our common shares was updated to $10.12 due to a semi-annual change in NAV. More information can be found here.

Status of our Offering	09/25/2020	As of September 25, 2020, we had raised total gross offering proceeds of approximately $49.3 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,933,000 of our common shares.

Declaration of August 2020 Distributions	07/30/2020	On July 30, 2020, our Manager declared a daily distribution of $0.0006849315 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2020 and ending on August 31, 2020. More information can be found here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT V, LLC

Fundrise Growth eREIT V, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (*)
ASSETS
Cash and cash equivalents	$4,649	$33,363
Deposits	-	650
Other assets, net	1,214	79
In-place leases, net	3,296	-
Above-market leases, net	782	-
Investments in equity method investees	2,408	647
Investments in real estate held for improvement	6,443	6,340
Investments in rental real estate properties, net	69,544	-
Total Assets	$88,336	$41,079

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$239	$87
Due to related party	245	2
Settling subscriptions	-	1,774
Redemptions payable	2,565	24
Rental security deposits and other liabilities	604	-
Below-market leases, net	1,499	-
Derivative financial instruments	937	-
Mortgage payable, net	38,174	-
Total Liabilities	44,263	1,887

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 4,866,738 and 3,921,137 shares issued and 4,559,150 and 3,918,750 shares outstanding as of June 30, 2020 and December 31, 2019, respectively	48,517	39,209
Redemptions - common shares	(3,023)	(24)
Retained Earnings (Accumulated deficit)	(1,421)	7
Total Members’ Equity	44,073	39,192
Total Liabilities and Members’ Equity	$88,336	$41,079

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT V, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Period April 3, 2019 (Inception) to June 30, 2019 (unaudited)
Income (loss)
Rental income	$1,968	$-
Equity in earnings (losses)	14	-
Other income	160	-
Total income (loss)	2,142	-

Expenses
Depreciation and amortization	1,171	-
Property operating and maintenance	734	-
Asset management and other fees – related party	199	-
General and administrative expenses	252	-
Interest expense	277	-
Loss on derivative financial instruments	937	-
Total expenses	3,570	-

Net income (loss)	$(1,428)	$-

Net income (loss) per common share	$(0.30)	$-
Weighted average number of common shares outstanding	4,768,916	303

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Growth eREIT V, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2020 and the Period April 3, 2019 (Inception) to June 30, 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2019	3,918,750	$39,185	$7	$39,192
Proceeds from issuance of common shares	945,601	9,457	-	9,457
Offering costs	-	(149)	-	(149)
Redemptions of common shares	(305,201)	(2,999)	-	(2,999)
Net income (loss)	-	-	(1,428)	(1,428)
June 30, 2020	4,559,150	$45,494	$(1,421)	$44,073

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
April 3, 2019 (Inception)	-	$-	$-	$-
Proceeds from issuance of common shares	500	5	-	5
June 30, 2020	500	$5	$-	$5

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT V, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Period April 3, 2019 (Inception) to June 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(1,428)	$-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Organizational expense	15	-
Amortization of deferred rental income	(35)	-
Depreciation and amortization	1,171	-
Equity in (earnings) losses	(14)	-
Loss on derivative financial instruments	937	-
Changes in assets and liabilities:		-
Net (increase) decrease in other assets	(387)	-
Net increase (decrease) in accounts payable and accrued expenses	71	-
Net increase (decrease) in due to related party	118	-
Net increase (decrease) in rental security deposits and other liabilities	(169)	-
Net cash provided by (used in) operating activities	279	-
INVESTING ACTIVITIES:
Investment in equity method investees	(1,747)	-
Release (issuance) of deposits	650	-
Investment in rental real estate properties	(35,059)	-
Improvements on real estate held for improvement	(62)	-
Net cash provided by (used in) investing activities	(36,218)	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	7,683	5
Cash paid for shares redeemed	(458)	-
Net cash provided by (used in) financing activities	7,225	5

Net increase (decrease) in cash and cash equivalents	(28,714)	5
Cash and cash equivalents, beginning of period	33,363	-
Cash and cash equivalents, end of period	$4,649	$5

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Redemptions payable	$2,565	$-
Offering costs payable	$39	$-
Offering costs accrued	$110	$-
Accrued capital expenditures	$41	$-
Acquired mortgage payable in conjunction with acquisition of investment in rental real estate properties	$38,500	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$223	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT V, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT V, LLC was formed on April 3, 2019, as a Delaware limited liability company and substantially commenced operations on October 10, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT V, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Each real estate property held for improvement or for rent by the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We intend to operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ending December 31, 2020. We hold substantially all of our assets directly, and as of June 30, 2020, have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offerings of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50 million of shares on October 4, 2019.

As of June 30, 2020 and December 31, 2019, after redemptions, the Company has net common shares outstanding of approximately 4,559,000 and 3,918,750, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2020 and December 31, 2019, the Sponsor owned 500 common shares. In addition, as of June 30, 2020 and December 31, 2019, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000. As of June 30, 2020 and December 31, 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $45.6 million and $39.2 million, respectively, and the total amount of settling subscriptions was approximately $0 and $1.8 million, respectively. Both of these amounts were based on a $10.00 per share price.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2019 audited financial statements. These consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and for the period April 3, 2019 (inception) through June 30, 2019, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2020 and December 31, 2019, the Manager incurred total organizational and offering costs of approximately $132,000 and $99,000, respectively, on behalf of the Company. The Hurdle Rate was met as of June 30, 2020, so approximately $125,000 and $0 of offering costs were reimbursed or reimbursable to the Manager as of June 30, 2020 and December 31, 2019, respectively. During the six months ended June 30, 2020, the Company did not reimburse the Manager for any offering costs. As such, approximately $125,000 and $0 of offering costs remained payable as of June 30, 2020 and December 31, 2019, respectively. Of the total costs due to the Manager as of June 30, 2020 and December 31, 2019, approximately $15,000 and $0, respectively, were related to organizational costs and included as a general and administrative expense in the consolidated statements of operations.

As of June 30, 2020 and December 31, 2019, the Company directly incurred cumulative offering costs of approximately $42,000 and $3,000, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment semi-annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through June 30, 2019.

Investment in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties that are i) held as rental properties or ii) held for redevelopment or are in the process of being renovated.

In accordance with the guidance for business combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building	20 – 55 years
Tenant improvements	Over lease term
Furniture and fixtures	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment semi-annually or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value, less cost to sell. During the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value on derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Gain (loss) on derivative financial instruments.”

Debt Issuance Costs

We amortize external debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to mortgage payable, net of amortization, on our consolidated balance sheets as an offset to their related mortgage payable. We record the amortization of all debt issuance costs as interest expense.

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Other assets” on the consolidated balance sheets. We record the amortization of deferred leasing costs in depreciation and amortization on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (“COVID-19”), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements for the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019. No gross deferred tax assets or liabilities have been recorded as of June 30, 2020 and December 31, 2019.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within property operating and maintenance expenses in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, in response to the adverse impact of the COVID-19 global pandemic, the FASB issued an update to defer the effective date of the standard to annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in Accounting Standards Codification Topic 840, Leases ("Topic 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under Topic 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Entities making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period. For the six months ended June 30, 2020, we granted one lease modification as a result of COVID-19, which did not have a material impact on our financial statements. We are evaluating this policy election and have not determined if we will evaluate any future lease-related relief we provide to mitigate the economic effects of COVID-19 as a lease modification under Topic 840. Discussions with tenants are ongoing and we may grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. The nature and financial impact of such rent relief is currently unknown as negotiations are in progress.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2020	For the Period April 3, 2019 (Inception) to December 31, 2019
Beginning balance	$647	$-
New investments in equity method investees	1,747	645
Equity in earnings (losses) of equity method investees	14	2
Ending balance	$2,408	$647

As of June 30, 2020 and December 31, 2019, the Company's investments in companies that are accounted for under the equity method of accounting included the initial contribution to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending, LLC.

As of and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of June 30, 2020
Real estate assets, net	$-
Other assets	47,416
Total assets	$47,416

Mortgage notes payable	$-
Other liabilities	-
Equity	47,416
Total liabilities and equity	$47,416
Company's equity investment	$2,408

Condensed income statement information:	National Lending, LLC For the Six Months Ended June 30, 2020
Total revenue	$311
Total expenses	14
Net income (loss)	$297
Company's equity in earnings (losses) of investee	$14

As of December 31, 2019, the condensed financial position of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of December 31, 2019
Real estate assets, net	$-
Other assets	19,313
Total assets	$19,313

Mortgage notes payable	$-
Other liabilities	-
Equity	19,313
Total liabilities and equity	$19,313
Company's equity investment	$647

National Lending was formed on July 1, 2019 and therefore no operating results have been presented for the period April 3, 2019 (inception) through June 30, 2019.

4.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Land - acquisition allocation	$40,537	$-
Building - acquisition allocation	28,084	-
Site improvements - acquisition allocation	660	-
Tenant improvements – acquisition allocation	646	-
Other capitalized transaction costs – acquisition allocation	135	-
Total gross investment in rental real estate properties	$70,062	$-
Less: Accumulated depreciation	(518)	-
Total investment in rental real estate properties, net	$69,544	$-

As of June 30, 2020 and December 31, 2019, we had one and zero rental real estate properties, respectively, which consists of the following:

1)	In March 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased a 13 acre site (the “C20 Property”) including a two story Class B office building, a retail strip center, and an industrial/flex building in Alexandria, Virginia for approximately $74.3 million.

As of June 30, 2020, the carrying amount of the rental real estate property above included capitalized transaction costs of approximately $1.1 million, which includes the acquisition fees paid to the Sponsor of approximately $686,000.

For the six months ended June 30, 2020, the Company recognized approximately $541,000 of depreciation expense on the sole rental real estate property. There were no investments in rental real estate properties as of December 31, 2019.

The following table summarizes the purchase price allocation for the properties acquired during the six months ended June 30, 2020 (amounts in thousands):

C20 Property
Land	$40,537
Building	28,084
Site improvements	660
Tenant improvements	646
Lease commissions	799
Capitalized legal fees	135
In-place leases	3,850
Above-market leases	858
Below-market leases	(1,586)
Deferred loan costs	349
Total purchase price	$74,332
Acquired mortgage note	(38,500)
Net purchase price	$35,832

There were no investments in rental real estate properties acquired during the period April 3, 2019 (inception) to December 31, 2019.

The following table presents the Company’s investments in real estate held for improvement as of June 30, 2020 and December 31, 2019 (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Land - acquisition allocation	$6,313	$6,313
Building - acquisition allocation	-	-
Work in progress	130	27
Total investment in real estate held for improvement	$6,443	$6,340

As of June 30, 2020 and December 31, 2019, the carrying amount of the real estate held for improvement above included capitalized transaction costs of approximately $163,000, which includes acquisition fees paid to the Sponsor of approximately $62,000.

5.	Intangible Assets and Liabilities

As of June 30, 2020 and December 31, 2019, the Company’s intangible assets and liabilities consist of in-place leases, above-market leases, and below-market leases, allocated from the purchase price of our March 2020 investment in rental real estate properties.

As of June 30, 2020 and December 31, 2019, in-place leases, net were approximately $3.3 million and $0, respectively. In-place lease assets are amortized over the life of the lease. For the six months ended June 30, 2020 and the period April 3, 2019 (inception) to June 30, 2019, amortization of in-place lease assets was approximately $554,000 and $0, respectively, and included in depreciation and amortization in the consolidated statements of operations.

As of June 30, 2020 and December 31, 2019, above-market leases, net were approximately $782,000 and $0, respectively, and below-market leases, net were approximately $(1.5 million) and $0, respectively. The Company recognizes acquired above- and below-market leases as a reduction to rental revenue over the original term of the respective leases. For the six months ended June 30, 2020 and the period April 3, 2019 (inception) to June 30, 2019, amortization of above-market leases was approximately $75,000 and $0, respectively, and amortization of below-market leases was approximately $86,000 and $0, respectively, and were included in rental revenue in the consolidated statements of operations.

The following table summarizes the scheduled amortization of the Company’s acquired lease intangibles for each of the five succeeding years (amounts in thousands):

Year	In-place lease intangibles	Above-market lease intangibles	Below-market lease intangibles
Remainder 2020	$585	$113	$(130)
2021	823	224	(259)
2022	620	148	(259)
2023	525	128	(259)
2024	408	104	(249)
Thereafter	335	65	(343)
Total	$3,296	$782	$(1,499)

6.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Accounts receivable	$233	$21
Deferred rent asset	158	-
Deposits	59	-
Other prepaid expenses	-	38
Prepaid insurance	41	1
Prepaid real estate taxes	-	19
Leasing commissions, net	723	-
Total other assets	$1,214	$79

For the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019, the Company recognized approximately $76,000 and $0, respectively of amortization expense on lease commissions.

7.	Mortgage Payable

The following is a summary of the mortgage notes secured by the Company’s properties as of June 30, 2020 and December 31, 2019 (dollar amounts in thousands):

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance at June 30, 2020	Balance at December 31, 2019
C20 Property	$38,500	LIBOR + 1.5%	03/09/2025	$38,500	$-

For the six months ended June 30, 2020 and the period from April 3, 2019 (inception) through December 31, 2019, total debt issuance costs incurred were approximately $349,000 and $0, respectively. For the six months ended June 30, 2020 and the period April 3, 2019 (inception) to June 30, 2019, amortization of debt issuance costs were approximately $23,000 and $0, respectively and included within depreciation and amortization expense in the consolidated statements of operations.

The senior loan contains various financial and non-financial covenants. Included in these covenants are general liquidity requirements, maintenance of a specified debt service coverage ratio, and other requirements. As of June 30, 2020, we were in compliance with these covenants.

The following table presents the future principal payments due under the Company’s mortgage notes as of June 30, 2020 (amounts in thousands):

Year	Amount
Remainder of 2020	$-
2021	-
2022	-
2023	-
2024	-
Thereafter	38,500
Total	$38,500

8.	Derivative Financial Instruments

Effective March 6, 2020 we entered into an interest rate swap agreement with a notional amount of $38.5 million to swap the floating interest rate of the C20 Property mortgage payable, see Note 7, Mortgage Payable, to a fixed rate of 0.7075% plus a 1.50% spread for an all-in fixed rate of approximately 2.21% over the initial term.

The interest rate swap is not for trading purposes and we have not designated the interest rate swaps for hedge accounting treatment. As a result, changes in fair value of the interest rate swap are recognized in earnings immediately as “Loss on derivative financial instruments” in the consolidated statements of operations. For the six months ended June 30, 2020, the Company recognized approximately $937,000 of losses on derivative financial instruments. There were no derivative financial instruments as of December 31, 2019.

The fair value of the interest rate swap is estimated based on the expected future cash flows by incorporating the notional amount of the swaps, the contractual period to maturity, and observable market-based inputs, including interest rate curves.

The fair value of the interest rate swaps as of June 30, 2020 and December 31, 2019 is shown below (dollar amounts in thousands):

				Derivative Assets (Liabilities)
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2020	Fair Value as of December 31, 2019
Interest rate swap	$38,500	03/06/2020	03/06/2025	$(937)	$-

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

We believe the carrying value of our financial instruments, excluding the mortgage payable, approximate their fair values as of June 30, 2020 and December 31, 2019. The only asset or liability we had as of June 30, 2020 and December 31, 2019 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of June 30, 2020, management estimated the fair value of our derivative financial instrument to be approximately $937,000. There were no derivative financial instruments as of December 31, 2019. We classify these fair value measurements as Level 2 as we use significant other observable inputs.

As of June 30, 2020, the mortgage payable carrying value was $38.5 million and management estimated the fair value of our mortgage payable to be approximately $37.2 million. There were no mortgage payables as of December 31, 2019. We classify these fair value measurements as Level 3 as we use significant unobservable inputs and management judgement. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019, the Manager incurred approximately $17,000 and $0 of operational costs on our behalf, respectively. Of these amounts, approximately $16,000 and $1,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until June 30, 2020 will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019, we have incurred asset management fees of approximately $199,000 and $0, respectively. As of June 30, 2020 and December 31, 2019, approximately $97,000 and $0, respectively, of asset management fees remained payable to the Manager.

The Company may be charged by the Manager a management development fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the equity investment project or if there is no outside developer of the equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2020 and the period April 3, 2019 (inception) to June 30, 2019, we have incurred development management fees of approximately $6,000 and $0, respectively. As of June 30, 2020 and December 31, 2019, approximately $6,000 and $0, respectively, of development management fees remained payable to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2020 and December 31, 2019, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of  equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of June 30, 2020 and December 31, 2019, no equity investments have been disposed of and no disposition fees are payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2020 and the period April 3, 2019 (inception) to June 30, 2019, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2020 and the period April 3, 2019 (inception) to June 30, 2019, fees of approximately $5,000 and $0, respectively, were incurred by or paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 1,000 shares as of June 30, 2020 and December 31, 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2020 and December 31, 2019.

For the six months ended June 30, 2020 and the period April 3, 2019 (inception) through June 30, 2019, the Sponsor incurred approximately $12,000 and $0, respectively, of operational costs on our behalf. Approximately $1,000 and $1,000 of such costs were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The following table presents the Company’s acquisition fees related to investments in rental real estate properties paid to the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2020	For the Period April 3, 2019 (Inception) to December 31, 2019
Acquisition fees incurred and paid to the Sponsor	$686	$-
Total	$686	$-

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 20, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2020 and December 31, 2019, the Company has contributed approximately $2.4 million and $645,000 for a 5.10% and a 3.38% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it order to maintain greater liquidity and better finance such borrowing eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. As of June 30, 2020 and December 31, 2019, the Company has not entered into any promissory notes with National Lending.

11.	Economic Dependency

Under various agreements, the Company has engaged or will our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Reimbursable and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2020 and December 31, 2019, approximately $7,000 and $0, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 25, 2020 for potential recognition or disclosure.

Offering

As of September 25, 2020, we had raised total gross offering proceeds of approximately $49.3 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 4,933,000 of our common shares.

Distributions Payable

On July 30, 2020, the Manager of the Company declared its first daily distribution of $0.0006849315 per share (the “August 2020 Daily Distribution Amount”) for members of record as of the close of business on each day of the period commencing on August 1, 2020 and ending on August 31, 2020 (the “August 2020 Distribution Period”). The distributions are payable to members of record as of the close of business on each day of the August 2020 Distribution Period.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy and corresponding rental income from its investments in real estate. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to Exhibit 2.1 of the Company’s Form 1-A filed on May 16, 2019)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to Exhibit 2.2 of the Company’s Form 1-A/A filed on September 30, 2019)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix B of the Company’s Offering Circular filed on October 4, 2019)
6.1*	Form of License Agreement between Fundrise Growth eREIT V, LLC and Fundrise LLC (incorporated by reference to Exhibit 6.1 of the Company’s Form 1-A filed on May 16, 2019)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT V, LLC and Fundrise Advisors, LLC (incorporated by reference to Exhibit 6.2 of the Company’s Form 1-A/A filed on August 30, 2019)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to Exhibit 6.3 of the Company’s Form 1-A/A filed on August 30, 2019)

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 25, 2020.

Fundrise Growth eREIT V, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 25, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 25, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)